Southeastern Roastery
Notes to the Financial Statements
For the Year Ended December 31, 2017 & 2018

**The financial statements are unaudited.**

## Note 1 – Nature of the Business

Southeastern Roastery, the coffee brand of Southeastern Roast and Brewery L.L.C., started in 2016 with roots in Isle of Wight, Virginia and Washington D.C. Beautifully southern, it is committed to promoting the cultural exchange, open dialogue, and collective creativity that coffee communion has historically and internationally nurtured. Southeastern Roastery unabashedly continues in this warm tradition by offering fresh, high quality, specialty coffees and sharing inspiring roasts in love.

## Note 2 – Significant Accounting Policies

### Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

### Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

### Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

### Revenue recognition
Revenue will be recognized when the delivery of promised services matches the amount of consideration expected in exchange for the services.

### Income taxes
As a corporaton, the Company's income tax expense has been estimated and has been included in the accompanying financial statements based on the Internal Revenue Code.

### Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these

accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

*Recent accounting pronouncements*
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

## Note 3 – Members' Capital

In September 2012, the members signed an Operating Agreement (the "Agreement") to set forth the terms for the management of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

*Management and voting*
The Company shall be managed by the members. Each member of the Company shall be entitled to vote in proportion to the membership interest held in the Company.

*Distributions*
Distributions of profits or losses shall be determined on an annual basis and allocated by the Company to the members based on each member's capital interest in the Company.

*Capital accounts*
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

**Allocations of net income (loss)**
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

# Southeastern Roastery

## BALANCE SHEET

As of December 31, 2017

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Business Fundamentals Chk (5288) | 61,081.30 |
| **Total Bank Accounts** | **$61,081.30** |
| Other Current Assets | |
| Prepaid Insurance | 223.33 |
| Uncategorized Asset | 0.00 |
| **Total Other Current Assets** | **$223.33** |
| **Total Current Assets** | **$61,304.63** |
| Fixed Assets | |
| Equipment | 7,500.00 |
| **Total Fixed Assets** | **$7,500.00** |
| **TOTAL ASSETS** | **$68,804.63** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| CORP Account - Business Advantage Cash Rewards (9162) | 509.83 |
| **Total Credit Cards** | **$509.83** |
| **Total Current Liabilities** | **$509.83** |
| **Total Liabilities** | **$509.83** |
| Equity | |
| Owner's Investment | 81,868.25 |
| Owner's Pay & Personal Expenses | 980.00 |
| Retained Earnings | |
| Net Income | -14,553.45 |
| **Total Equity** | **$68,294.80** |
| **TOTAL LIABILITIES AND EQUITY** | **$68,804.63** |

# Southeastern Roastery

## BALANCE SHEET

As of December 31, 2018

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Business Fundamentals Chk (5288) | 4,378.96 |
| Business Savings | 29,495.83 |
| **Total Bank Accounts** | **$33,874.79** |
| Other Current Assets | |
| Inventory | 664.30 |
| Prepaid Insurance | 223.33 |
| Uncategorized Asset | 0.00 |
| **Total Other Current Assets** | **$887.63** |
| **Total Current Assets** | **$34,762.42** |
| Fixed Assets | |
| Equipment | 11,500.00 |
| **Total Fixed Assets** | **$11,500.00** |
| **TOTAL ASSETS** | **$46,262.42** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| CORP Account - Business Advantage Cash Rewards (9162) | 4,750.13 |
| **Total Credit Cards** | **$4,750.13** |
| Other Current Liabilities | |
| Accrued Taxes | 250.00 |
| **Total Other Current Liabilities** | **$250.00** |
| **Total Current Liabilities** | **$5,000.13** |
| Long-Term Liabilities | |
| Kiva Loan | 9,777.64 |
| **Total Long-Term Liabilities** | **$9,777.64** |
| **Total Liabilities** | **$14,777.77** |
| Equity | |
| Owner's Investment | 109,368.25 |
| Owner's Pay & Personal Expenses | -7,735.00 |
| Retained Earnings | -14,553.45 |
| Net Income | -55,595.15 |
| **Total Equity** | **$31,484.65** |
| **TOTAL LIABILITIES AND EQUITY** | **$46,262.42** |

# Southeastern Roastery

## PROFIT AND LOSS

January - December 2017

|  | TOTAL |
|---|---|
| Income |  |
|   Sales | 7,099.66 |
| **Total Income** | **$7,099.66** |
| Cost of Goods Sold |  |
|   Cost of Goods Sold | 7,806.79 |
| **Total Cost of Goods Sold** | **$7,806.79** |
| **GROSS PROFIT** | **$ -707.13** |
| Expenses |  |
|   Advertising & Marketing | 497.68 |
|   Bank Charges & Fees | 273.00 |
|   Car & Truck | 199.49 |
|   Contractors | 1,445.00 |
|   Dues and Subscription | 4,554.65 |
|   Insurance | 446.67 |
|   Interest Paid | 24.35 |
|   Legal & Professional Services | 3,000.00 |
|   License and Permits | 717.10 |
|   Meals & Entertainment | 148.13 |
|   Office Supplies & Software | 1,016.17 |
|   Postage & Delivery | 15.50 |
|   Repairs & Maintenance | 190.11 |
|   Storage Space | 918.47 |
|   Taxes & Licenses | 400.00 |
| **Total Expenses** | **$13,846.32** |
| NET OPERATING INCOME | $ -14,553.45 |
| NET INCOME | $ -14,553.45 |

# Southeastern Roastery

## PROFIT AND LOSS

### January - December 2018

|  | TOTAL |
|---|---:|
| **Income** | |
|   Sales | 23,741.89 |
| **Total Income** | **$23,741.89** |
| Cost of Goods Sold | |
|   Cost of Goods Sold | 27,870.57 |
| **Total Cost of Goods Sold** | **$27,870.57** |
| GROSS PROFIT | **$ -4,128.68** |
| Expenses | |
|   Advertising & Marketing | 12,920.05 |
|   Bank Charges & Fees | 178.23 |
|   Car & Truck | 369.05 |
|   Contractors | 1,782.10 |
|   Contributions | 60.00 |
|   Finance Charge | 558.25 |
|   Insurance | 694.23 |
|   Legal & Professional Services | 16,680.95 |
|   Meals & Entertainment | 1,325.82 |
|   Office Supplies & Software | 1,224.16 |
|   Other Business Expenses | 1,582.13 |
|   Postage & Delivery | 211.79 |
|   Professional Development | 150.00 |
|   Rent & Lease | 2,971.77 |
|   Rental Space | 7,800.00 |
|   Repairs & Maintenance | 289.53 |
|   Storage Space | 1,073.00 |
|   Taxes & Licenses | 1,456.49 |
|   Travel | 72.55 |
|   Utilities | 67.20 |
| **Total Expenses** | **$51,467.30** |
| NET OPERATING INCOME | **$ -55,595.98** |
| Other Income | |
|   Interest Income | 0.83 |
| **Total Other Income** | **$0.83** |
| NET OTHER INCOME | **$0.83** |
| NET INCOME | **$ -55,595.15** |

# Southeastern Roastery

## STATEMENT OF CASH FLOWS

### January - December 2017

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -14,553.45 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Prepaid Insurance | -223.33 |
| Uncategorized Asset | 0.00 |
| CORP Account - Business Advantage Cash Rewards (9162) | 509.83 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **286.50** |
| **Net cash provided by operating activities** | **$ -14,266.95** |
| **INVESTING ACTIVITIES** |  |
| Equipment | -7,500.00 |
| **Net cash provided by investing activities** | **$ -7,500.00** |
| **FINANCING ACTIVITIES** |  |
| Owner's Investment | 81,868.25 |
| Owner's Pay & Personal Expenses | 980.00 |
| **Net cash provided by financing activities** | **$82,848.25** |
| NET CASH INCREASE FOR PERIOD | **$61,081.30** |
| CASH AT END OF PERIOD | **$61,081.30** |

# Southeastern Roastery

## STATEMENT OF CASH FLOWS

### January - December 2018

|  | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | -55,595.15 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Inventory | -664.30 |
| CORP Account - Business Advantage Cash Rewards (9162) | 4,240.30 |
| Accrued Taxes | 250.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **3,826.00** |
| **Net cash provided by operating activities** | **$ -51,769.15** |
| INVESTING ACTIVITIES |  |
| Equipment | -4,000.00 |
| **Net cash provided by investing activities** | **$ -4,000.00** |
| FINANCING ACTIVITIES |  |
| Kiva Loan | 9,777.64 |
| Owner's Investment | 27,500.00 |
| Owner's Pay & Personal Expenses | -8,715.00 |
| **Net cash provided by financing activities** | **$28,562.64** |
| NET CASH INCREASE FOR PERIOD | **$ -27,206.51** |
| Cash at beginning of period | 61,081.30 |
| CASH AT END OF PERIOD | **$33,874.79** |

Southeastern Roastery
Changes in Equity
For the Period Ending December 31, 2017

| | |
|---|---|
| Balance at the beginning of the year | $0 |
| Capital contributed during the year | 82,848 |
| Profit for the year | (14,553) |
| Drawings | |
| Balance at the end of the year | 68,295 |

Southeastern Roastery
Changes in Equity
For the Period Ending December 31, 2018

| | |
|---|---|
| Balance at the beginning of the year | $68,295 |
| Capital contributed during the year | 27,500 |
| Profit for the year | (55,595) |
| Drawings | (8,715) |
| Balance at the end of the year | 31,485 |